United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of May, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: May 13, 2010

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, May 13, 2010	www.gruma.com

PRESS RELEASE REGARDING THE OPERATIONS

OF OUR SUBSIDIARY MOLINOS NACIONALES, C.A. IN VENEZUELA

Monterrey, N.L., Mexico, May 13, 2010. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB)  announced today, the following:

  In addition to the measures taken by the Venezuelan government regarding our operations in Venezuela, which have been recently announced, the Venezuelan government published in the Official Gazette of Venezuela dated May 12, 2010 and distributed today, the Decree Number 7.394 (the ''Decree'') through which it orders the forced acquisition for public utility purposes of all goods, movable and real estate properties of Molinos Nacionales C.A. (''MONACA''), necessary for the production, processing and storage of wheat flour, corn flour, pasta, rice, oil, oat meal, sea products, seasonings and spices (the ''MONACA Acquisition''), instructing certain government officials to carry out the negotiations and expropriations required in order to execute the MONACA Acquisition. Pursuant to the Decree, all expropriated assets and rights shall be transferred to the patrimony of the Bolivarian Republic of Venezuela, free of any liens or limitations of property.

  Pursuant to the Decree, the alleged public utility purpose consists of securing the availability and sufficient quantity of high quality food products for the Venezuelan population, making reference to the public project denominated ''Consolidation of the Socialist Agro-industrial Processing Capacity for the Venezuela of the XXI Century'' (the ''Project''), to be executed by state-owned company CVA Cereales y Oleaginosas, S.A. The Decree also establishes that the MONACA Acquisition is fundamental for the proper execution of the Project, since MONACA has a broad structure for processing, commercializing and distributing cereals and oilseeds.

  Additionally, the Decree orders the protection of the rights and guaranties of MONACA's employees during the MONACA Acquisition process.

  As of this date, except for the Decree, GRUMA has not received any additional notice from the Venezuelan government regarding the MONACA Acquisition. Moreover, as of this moment no officer of the Venezuelan government has appeared at MONACA's offices in Venezuela, nor at any of its plants, in order to commence the aforementioned negotiations.

  It is our intention to cooperate with the Venezuelan government during the negotiations for the MONACA Acquisition, as well as to continue our operations in Venezuela as conducted in the ordinary course of business, seeking at all times to protect GRUMA's interests and those of our employees.

  GRUMA holds a 72.86% stake of Valores Mundiales, S.L., a company incorporated under the laws of the Kingdom of Spain, which owns 100% of the capital stock of MONACA. Given that Valores Mundiales, S.L. is a Spanish company, its investment in Venezuela (i.e. MONACA) is covered by the ''Treaty for the Reciprocal Promotion and Protection of Investments between Spain and Venezuela'', signed by both governments on November 2, 1995 (the ''Investment Treaty''). Under the Investment Treaty, any expropriation that the Venezuelan government intends to carry out regarding investments in Venezuela made by Spanish investors, shall be made for public utility purposes according to the applicable legal regulations, in a non-discriminatory manner and with a prompt, adequate and effective compensation to the investor in accordance with the investment's real value immediately before the expropriation measures were taken by the Venezuelan government. Furthermore, the Expropriation Law for Public Utility or Social Purposes of Venezuela establishes that all expropriation requires a timely and effective payment of a just indemnification.

  GRUMA reaffirms that it has always been in compliance with Venezuelan laws and regulations, and now more than ever, GRUMA, as a socially responsible corporation, ratifies its commitment with the Venezuelan country, to continue working normally in order to guarantee the supply of its products to the population.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.